Exhibit 12

RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

The following table sets forth our ratios of earnings (deficit) to fixed charges for the periods indicated. We have calculated the ratio of earnings (deficit) to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. Fixed charges consist of interest expense. You should read these ratios in connection with our consolidated financial statements included herein. The financial measures used in this table may not be comparable to similarly titled financial measures used in our various agreements, including our revolving credit facility and the indenture that will govern the notes offered hereby.

	For the Nine Months Ended	Year Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
EARNINGS
Income (loss) from continuing operations	$57,468	$17,307	$15,147	$9,181	$1,338	$(85,046)
Interest expense	2,109	3,610	2,528	836	11	—

Income before fixed charges	$59,577	$20,917	$17,675	$10,017	$1,349	$(85,046)

FIXED CHARGES
Interest expense	$2,109	$3,610	$2,528	$836	$11	$—

Total fixed charges	$2,109	$3,610	$2,528	$836	$11	$—

Earnings/fixed charge coverage ratio	28.2	5.8	6.9	11.9	122.6	— (1)

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $85.0 million.